Exhibit 21.1
List of Subsidiaries of Cloudary Corporation

Place of Incorporation
1. Cloudary Holdings Limited	Hong Kong
2. Shanda Literature Singapore PTE Ltd.	Singapore
3. Shengting Information Technology (Shanghai) Co., Ltd.	People’s Republic of China
4. Joustar International Limited	Cayman Islands
5. Joustar International (Hongkong) Limited	Hong Kong
6. Joustar Tianhua (Tianjin) Culture Communication Co., Ltd.	People’s Republic of China